

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 1, 2008

Tony Harrison
Chief Executive Officer and President
Skreem Records Corp.
11637 Orpington Street
Orlando, Florida 32817

Re: Skreem Records Corp.
Preliminary Information Statement on Schedule 14C
Filed June 9, 2008
File No. 333-148697

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to spin-off your current business assets into a newly-created subsidiary and distribute shares of that entity to your stockholders in the form of a stock dividend. The proposed spin-off appears to serve no business purpose other than creating a shell company to pursue acquisitions. Please tell us how the proposed transaction satisfies the "valid business purpose" requirement of Staff Legal Bulleting No. 4 (September 16, 1997).

Principal Stockholders, page 3

2. Please revise your disclosure in this section as necessary to remove all references to an "offering" of shares. Further, your statement that the stock ownership of the company and the subsidiary will not change as a result of the proposed actions

appears to contradict your disclosure elsewhere in the document. Please revise your disclosure as necessary to clarify any discrepancies.

Reverse Stock Split, page 5

3. We note that your number of authorized common stock will not change following the effectiveness of the reverse split. Accordingly, the reverse split will have the effect of substantially increasing the number of shares of common stock authorized for issuance at the discretion of the board of directors. Please expand your disclosure to discuss whether you have any current plans, proposals or arrangements, written or otherwise, to issue shares of common stock. In this regard, we note your reference to an "Acquisition Agreement" on page 5. If any acquisitions are currently contemplated, please describe the status of any negotiations with respect to such acquisitions. Please also discuss the risks associated with potential future issuances of common stock without shareholder approval and the dilute effect of such issuances.

4. We note your statement that as a result of the special treatment to preserve round lot shareholders, your largest shareholder will own a substantially lesser percentage of the company's voting securities. Please expand your disclosure to clarify the special treatment to preserve round lot shareholders and explain how such special treatment is expected to reduce the ownership in percentage terms of your largest shareholders.

5. Please expand your disclosure to discuss whether the common stock of Skreem Studios Inc. will be registered under the Securities Exchange Act of 1934 and whether the company will be subject to the reporting requirements under Section 13(a) of the Act. If so, tell is when you will file the registration statement.

Additional Information, page 12

6. Please tell us why you are incorporating by reference your annual report on Form 10-KSB for the year ended December 31, 2007. In this regard, please review Note D to Schedule 14A and provide us with your analysis, as applicable.

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Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR. Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Michael S. Krome, Esq.
        Via Facsimile: (631) 737-8382